Wolters Kluwer

02 NOV 12 AM 10:27

SUPPL

82-2683

Wolters Kluwer nv
October 24, 2002

Sale of ten Hagen & Stam to Sdu
Wolters Kluwer Legal, Tax & Business Europe further focuses on developing new growth engines within its core customer segments

Wolters Kluwer announced today that it has reached an agreement on principles with Sdu nv, based in the Hague, on the sale of its Dutch trade publisher ten Hagen & Stam. Financial details of the deal will not be disclosed.

ten Hagen & Stam, based in the Hague, employs over 600 people and reported sales in 2001 of about EUR 100 million, around 7% of the total sales of Wolters Kluwer Legal, Tax & Business Europe. Well-known publications of ten Hagen & Stam include Cobouw, Automatisering Gids and Chemisch 2 Weekblad.

The foreseen sale of ten Hagen & Stam is the outcome of the new growth strategy of Wolters Kluwer Legal, Tax & Business Europe. As announced in August last year this cluster – with annual sales of approximately EUR 1,345 million and employing around 8,300 people – focuses its activities on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); transport. The objective is to forge or enhance leading positions in each of these areas. The activities of ten Hagen & Stam are focused on ICT, construction, and industry and no longer fit within Legal, Tax & Business Europe.

Sdu nv is a provider of several information services. One of the core activities of the company is its legal publishing group. Sdu nv employs more than 700 people and realized annual sales of more than EUR 130 million in 2001.

'The implementation of our growth plans for Legal, Tax & Business Europe implies that we will only invest our resources in growth enhancing activities, with a focus on software and services, that fit within our sharpened portfolio strategy. For that reason well-known but non-core activities within our company, like ten Hagen & Stam, would not get the recognition and funds for future investment. Therefore, we decided to put ten Hagen & Stam up for sale and identify a buyer who could offer our Dutch trade publisher a better home for its activities. We believe that Sdu will offer this focused platform for ten Hagen & Stam,' says Jean-Marc Detailleur, member of the Executive Board of Wolters Kluwer responsible for Legal, Tax & Business Europe.

'We trust that this agreement will create a win-win situation: our former employees will become part of a company for which their knowledge and expertise are added-value while Wolters Kluwer can further focus on developing new growth engines within its European cluster', he added.

Employees, their representative bodies, and unions have been informed and consultation procedures will commence shortly. The transaction is subject to the relevant regulatory approvals.

dlw 11/14

p.t.o

APOLLOLAAN 153
P.O. BOX 75248
1070 AE AMSTERDAM
THE NETHERLANDS
PHONE +31 20 6070 400

Note for the editor:

Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.8 billion, employing 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health, and Education. The Wolters Kluwer shares are quoted on the Euronext Amsterdam. Preliminary results will be announced in January 2003. The financial results for the year 2002 will be announced on March 11, 2003.

Internet
www.wolterskluwer.com

www.tenhagenstam.nl

www.sdu.nl

For more information, please contact:

Press:
Eric Heres, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)